Exhibit 99.4

TOYO Co., Ltd Announces Unaudited and Unreviewed First Quarter 2026 Financial Results and Reaffirms Guidance

TOKYO, Japan, May 18, 2026 – TOYO Co., Ltd (Nasdaq: TOYO) (OTC: TOYWF), (“TOYO” or the “Company”), a solar solution company, today announced its unaudited and unreviewed financial results for the first quarter ended March 31, 2026, and reaffirmed its 2026 guidance.

First Quarter 2026 Highlights

●	Revenues of $142.8 million, an increase of 177.0% year-over-year

●	Net income of $28.4 million, compared to a net loss of $3.7 million in Q1 2025

●	EBITDA (Non-GAAP) of $48.1 million, compared to EBITDA of $2.4 million in Q1 2025

●	Adjusted EBITDA (Non-GAAP) of $48.3 million, compared to adjusted EBITDA $2.8 million in Q1 2025

●	Net income per diluted share of $0.75, compared to net loss per diluted share of $0.10 in Q1 2025

“We delivered a powerful start to 2026, achieving strong first-quarter revenue and net income growth that reflects the successful scale-up of our advanced manufacturing capabilities,” said Takahiko Onozuka, Chairman and CEO of TOYO. “Our ability to deliver 177% year-over-year sales growth while delivering record net income of $28.4 million demonstrates the strength of demand for our solar solutions and our team’s disciplined execution.”

Unaudited First Quarter 2026 Results

Revenues for the first quarter of 2026 were approximately $142.8 million, which increased 177.0% from $51.5 million in the same period in 2025. The increase was primarily driven by higher solar cell and solar module sales volumes.

The cost of revenues was approximately $95.0 million for the first quarter of 2026, compared to $46.7 million for the same period in 2025.

Gross profit was approximately $47.8 million for the first quarter of 2026, an 894.8% increase compared to $4.8 million for the same period in 2025. Gross margin improved to 33.5% for the first quarter of 2026 from 9.3% in the first quarter of 2025. The increase in gross profit margin was primarily due to our expansion of production capacity, increased production efficiencies and improved economies of scale as the Company successfully ramped up its solar cell facility.

Total operating expenses increased to approximately $11.5 million for the first quarter of 2026 from $6.1 million for the same period in 2025.

Selling and marketing expenses were $2.0 million for the first quarter of 2026 compared to $0.5 million for the same period in 2025. The increase in selling and marketing expenses was primarily due to a sales commission increase in line with an increase in revenues, testing fees and advertising expenses, as well as payroll and benefits.

General and administrative expenses were $9.5 million for the first quarter of 2026, compared to $5.6 million for the same period in 2025. The increase was primarily driven by an increase in the scale of operations as the Company brought its new 4GW cell manufacturing line and new module facility in Houston online over the course of 2025.

EBITDA (Non-GAAP) was $48.1 million for the first quarter of 2026, compared to EBITDA of $2.4 million for the same period in 2025.

Adjusted EBITDA (Non-GAAP) was $48.3 million for the first quarter of 2026, compared to $2.8 million for the same period in 2025, an increase of approximately $45.5 million. The improvement reflects the Company’s revenue scale-up, increase in gross margin, and disciplined operating expense management.

Net income was approximately $28.4 million for the first quarter of 2026, compared to a net loss of $3.7 million for the same period in 2025.

Earnings per share, basic and diluted, for the first quarter of 2026 was $0.75 compared to loss per share attributable to TOYO shareholders, basic and diluted, of $0.10 in the first quarter of the prior year.

As of March 31, 2026, the Company had $72.2 million in cash and restricted cash (including non-current restricted cash), compared to $58.9 million as of December 31, 2025. As of March 31, 2026, cash and cash equivalents were $54.4 million, with $4.5 million in current restricted cash and $13.4 million in non-current restricted cash, primarily securing letters of credit and bank facilities.

Business Outlook

“Following our strong first-quarter performance, we are reaffirming our full-year 2026 outlook, which reflects our confidence in the sustained U.S. demand for high-efficiency solar solutions,” said Takahiko Onozuka, Chairman and CEO of TOYO. “We anticipate solar cell shipments to reach between 5.5 GW and 5.8 GW in 2026, bolstered by our scaled manufacturing capabilities. Furthermore, as we deepen our downstream presence, we expect solar module shipments to reach 1.0 GW to 1.3 GW this year. We expect, with our focus on supply chain resilience, to achieve a full-year adjusted net income in the range of $90 million to $100 million.”

“We are continuing to move forward with our plans for a domestic cell plant as part of our commitment to reshore solar production and advance toward a more integrated supply chain in the United States to meet the needs of our customers for high performance solar solutions aligned with the evolving policy environment. We are also moving forward to establish a U.S. R&D center to bring next-generation technologies that will bolster energy security and meet the surging demand for on- and off-grid electricity to power the AI economy,” Mr. Onozuka concluded.

Conference Call

TOYO will host a webcast and conference call to discuss its first quarter 2026 results on May 18, 2026, at 8:30 a.m. ET. A live webcast and a slide presentation will be available on TOYO’s investor relations website in the “Events” section at investors.toyo-solar.com.

The dial-in numbers for the conference call are as follows:

Participant Toll-Free Dial-In Number: (800) 715-9871

Participant Toll Dial-In Number: +1 (646) 307-1963

Japan - Tokyo: +81.3.4578.9081

Conference ID: 7240281

Live Webcast: https://events.q4inc.com/attendee/608479759

Exchange Rate Information

This announcement contains translations of certain Vietnamese Dong, or VND, amounts into U.S. dollars at a specified rate solely for the reader’s convenience. VND exchange rate for balance sheet items, except for equity accounts made at a rate of VND26,328 to US$1.00, the exchange rate as of March 31, 2026, translations related to items in the statement of operations and comprehensive income, and statement of cashflows from VND to U.S. dollars and from U.S. dollars to VND are made at a rate of VND 26,169 to US$1.00, for the three months ended March 31, 2026. The Company makes no representation that the VND or U.S. dollar amounts referenced could be converted into U.S. dollars or VND, as the case may be, at any particular rate or at all.

About TOYO Co., Ltd.

TOYO is a solar solutions company that is committed to becoming a full-service solar solutions provider in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufacturing facilities, and strategies of building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the Securities and Exchange Commission (the “SEC”). These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.

IR@toyo-solar.com

Crocker Coulson

Email: crocker.coulson@aumadvisors.com

Tel: (646) 652-7185

Non-GAAP Measures

Some of the financial information and data contained in this press release, such as EBITDA and Adjusted EBITDA, have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). TOYO believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to TOYO’s financial condition and results of operations. TOYO’s management uses these non-GAAP measures for trend analysis and for budgeting and planning purposes. TOYO believes that the use of these non-GAAP measures provides an additional tool for investors to evaluate projected operating results and trends, as well as compare TOYO’s financial measures with those of other similar companies, many of which also present similar non-GAAP financial measures to investors.

The management of TOYO does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses such as share-based compensation and changes in fair value of contingent consideration and income that are required by GAAP to be recorded in TOYO’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should review TOYO’s audited financial statements, which are presented in the most recent annual report on Form 20-F filed with the SEC on March 31, 2026, and not rely on any single financial measure to evaluate TOYO’s business, results of operations and financial condition.

TOYO Co., Ltd
CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	March 31, 2026	December 31, 2025
	(unaudited)
ASSETS
Current Assets
Cash	$54,364,065	$51,634,374
Restricted cash	4,450,848	714,245
Accounts receivable, net	15,259,069	11,253,459
Accounts receivable – related parties	2,678,368	494,695
Prepayments	12,781,320	25,407,080
Prepayments – a related party	72,264	72,264
Inventories, net	114,468,059	79,986,077
Other current assets	3,554,950	2,282,883
Total Current Assets	207,628,943	171,845,077

Non-current Assets
Restricted cash, non-current	13,375,915	6,511,407
Long-term prepaid expenses	6,783,773	6,834,162
Deposits for property and equipment	2,636,845	776,627
Property and equipment, net	213,379,252	220,648,149
Right of use assets	33,548,825	34,354,338
Deferred tax assets	418,117	178,107
Other non-current assets	505,856	285,954
Total Non-current Assets	270,648,583	269,588,744
Total Assets	$478,277,526	$441,433,821

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$29,897,383	$30,648,493
Accounts payable	48,203,058	52,376,724
Accounts payable – related parties	2,640,420	3,269,212
Contract liabilities	48,718,679	27,592,381
Contract liabilities – related parties	84,704,620	80,348,303
Income tax payable	21,142,539	15,386,467
Due to related parties	51,098,926	62,328,287
Other payable and accrued expenses	13,688,444	15,415,684
Lease liabilities, current	3,271,804	2,867,727
Long-term bank borrowings, current portion	1,361,334	5,471,119
Total Current Liabilities	304,727,207	295,704,397

Lease liabilities, non-current	33,758,680	34,474,040
Total Non-current Liabilities	33,758,680	34,474,040
Total Liabilities	338,485,887	330,178,437

Commitments and Contingencies (Note 16)

Shareholders’ Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 37,758,997 shares and 37,758,997 shares issued as of March 31, 2026 and December 31, 2025, and 37,758,997 shares and 36,712,040 shares outstanding as of March 31, 2026 and December 31, 2025, respectively)	3,776	3,671
Additional paid-in capital	28,934,762	28,779,967
Retained earnings	118,387,588	89,976,384
Accumulated other comprehensive loss	(7,534,487)	(7,504,638)
Total Shareholders’ Equity	139,791,639	111,255,384

Total Liabilities and Shareholders’ Equity	$478,277,526	$441,433,821

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Three Months Ended March 31,
	2026	2025
Revenues from related parties	$35,957,714	$10,521,150
Revenues from third parties	106,815,744	41,023,361
Revenues	142,773,458	51,544,511

Cost of revenues – related parties	(28,475,589)	(8,857,358)
Cost of revenues – third parties	(66,536,671)	(37,885,919)
Cost of revenues	(95,012,260)	(46,743,277)
Gross profit	47,761,198	4,801,234

Operating expenses
Selling and marketing expenses	(2,007,392)	(456,087)
General and administrative expenses	(9,483,762)	(5,609,919)
Total operating expenses	(11,491,154)	(6,066,006)

Income (loss) from operations	36,270,044	(1,264,772)

Other expenses
Interest expenses, net	(785,260)	(579,049)
Other expenses, net	(1,539,250)	(367,665)
Changes in fair value of contingent consideration payable	—	(400,030)
Total other expenses, net	(2,324,510)	(1,346,744)

Income (loss) before income taxes	33,945,534	(2,611,516)

Income tax expenses	(5,534,330)	(1,104,459)
Net income (loss)	$28,411,204	$(3,715,975)
Less: net loss attributable to noncontrolling interests	—	(462,753)
Net income (loss) attributable to TOYO Co., Ltd.’s shareholders	$28,411,204	$(3,253,222)

Other comprehensive loss
Foreign currency translation adjustment	(29,849)	(479,189)
Comprehensive income (loss)	$28,381,355	$(4,195,164)
Less: net loss attributable to noncontrolling interests	—	(462,753)
Comprehensive income (loss) attributable to TOYO Co., Ltd.’s shareholders	$28,381,355	$(3,732,411)

Weighted average number of ordinary share outstanding– basic *	37,678,920	33,595,743
Earnings (loss) per share – basic *	$0.75	$(0.10)
Weighted average number of ordinary share outstanding– diluted *	37,693,224	33,595,743
Earnings (loss) per share –diluted *	$0.75	$(0.10)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TOYO Co., Ltd
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	For the Three Months Ended March 31,
	2026	2025
Net cash provided by operating activities	$33,439,100	$3,721,457

Cash flows from investing activities:
Purchase of property and equipment	(4,594,653)	(16,042,826)
Net cash used in investing activities	(4,594,653)	(16,042,826)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	40,492,046	9,578,453
Repayment of short-term bank borrowings	(41,204,386)	(9,551,661)
Repayment of long-term bank borrowings	(4,127,021)	(3,564,964)
Proceeds of borrowings from a related party	—	12,000,000
Repayment of borrowings to a related party	(11,000,000)	—
Net cash (used in) provided by financing activities	(15,839,361)	8,461,828

Effect of exchange rate changes on cash and restricted cash	325,716	(797,384)
Net increase (decrease) in cash and restricted cash	13,330,802	(4,656,925)
Cash and restricted cash at beginning of year	58,860,026	17,149,389
Cash and restricted cash at end of year	$72,190,828	$12,492,464

Supplemental cash flow information
Cash paid for interest expense	$552,934	$506,596
Cash paid for income tax	$18,267	$—

Noncash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$—	$1,863,841
Payables related to purchase of property and equipment	$2,640,420	$4,952,299

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Reconciliation of GAAP to Non-GAAP Measures** (Stated in US dollars, except per share amounts)

Reconciliation of non-GAAP measures	Q1 2026	Q1 2025
Net income (loss)	28,411,204	(3,715,975)
Income tax	5,534,330	1,104,459
Interest expenses, net	785,260	579,049
Depreciation and amortization	12,643,752	4,778,459
Amortization of right-of-use assets	731,753	(391,271)
Amortization of long-term prepaid expenses	41,032	42,251
EBITDA (Non-GAAP)	48,147,331	2,396,972

Adjustments
Share-based compensation	154,900	9,000
Changes in fair value of contingent consideration*	—	400,030
Adjusted EBITDA (Non-GAAP)	48,302,231	2,806,002

**	Unaudited and unreviewed

*	Changes in fair value of contingent consideration relates to changes in fair value of earn-out shares